SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

19/03/2015

AVIVA PLC ("Aviva")

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), Aviva confirms that as at the close of business on 18 March 2015 it had 2,952,357,983 ordinary shares of 25 pence each in issue and admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number ("ISIN") GB0002162385.  No shares are held in Treasury.

Aviva has an American Depositary Receipts ("ADR") programme for which Citibank Shareholder Services acts as Depositary. One ADR represents 2 ordinary shares of Aviva.  The ADRs trade on the New York Stock Exchange. The trading symbol for these securities is AV. and the ISIN is US05382A1043.

The total number of shares attracting voting rights in Aviva is therefore 2,952,357,983. This figure may be used by shareholders to determine the percentage of issued share capital they hold in Aviva.

Enquiries:

Media

Nigel Prideaux                                                                                              +44 (0)20 7662 0215
Andrew Reid                                                                                                +44 (0)20 7662 3131

Analysts

Colin Simpson                                                                                              +44 (0)20 7662 8115

Notes to editors:

• Aviva provides 29 million customers with insurance, savings and investment products.

• We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media/ includes images, company and product information and a news release archive

• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary